Supplement filed pursuant to Rule 253(g)(2)

File No. 024-10736

SUPPLEMENT DATED FEBRUARY 9, 2018

TO OFFERING CIRCULAR DATED OCTOBER 20, 2017

HYLETE, Inc.

This document supplements, and should be read in conjunction with, the Offering Circular dated October 20, 2017 of HYLETE, Inc. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to

•	Announce that that the company is offering new perks in connection with the offering;
•	Provide an updated disclosure regarding executive officers and directors of the company; and
•	Provide an updated disclosure regarding its current legal proceedings.

The following information updates and replaces in its entirety the information in the section titled “Plan of Distribution – Investor Perks” on page 33 of the Offering Circular:

Investor Perks

All investors will automatically receive a special investor customer account on www.hylete.com. In addition, investor accounts will receive

•	50% off retail value of all regular priced apparel, footwear, and gear;
•	10% off all clearance-priced items;
•	exclusive HYLETE Project and pre-order prices below those published on www.hylete.com;
•	free shipping on all orders within the continental United States; and
•	a store credit equal to 10% of the total amount of their investment. For example, an investor investing $1,000 will receive a store credit for $100 for use on www.hylete.com (a $200 retail value when used with the investor account).
•	Investors who invest in this offering prior to March 1st, 2018, will also receive a free pair of Circuit Cross-Training shoes in one of the new colorways that are anticipated to ship in August 2018. The free pair offer is not valid on the current colorway of Black/Cool Gray.

The following information updates and replaces in its entirety the information in the section titled “Directors, Executive Officers and Significant Employees” on page 22 of the Offering Circular:

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

On January 15, 2018, Courtney Reum resigned his position as Independent Director and was appointed a Board Advisor. At that date, Darren Yager was elected as the Independent Director by the Board of Directors. The company’s executive officers and directors are listed below. The executive officers are full-time employees.

Name	Position	Age	Date Appointed to Current Position
Executive Officers
Ronald Wilson	Co-founder, CEO	49	Appointed to indefinite term of office March 26, 2012
Matthew Paulson	Co-founder	40	Appointed to indefinite term of office March 26, 2012
Directors
Ronald Wilson	CEO Director	49	Appointed to indefinite term March 26, 2012
Matthew Paulson	Common Director	40	Appointed to indefinite term March 26, 2012
James Caccavo	Series A Preferred Director	55	Appointed to indefinite term December 10, 2013
Kevin Park	Preferred Director	39	Appointed to indefinite term February 10, 2014
Darren Yager	Independent Director	51	Appointed to indefinite term January 15, 2018
Board Advisor
Courtney Reum	Board Advisor	39	Appointed to indefinite term January 15, 2018

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Ron Wilson, Co-founder, CEO and Director

Ron co-founded the company and has been CEO since 2012. He was also the founder of Jaco Clothing, Kelysus, and 180s, which grew to over $50 million in sales and achieved a ranking of #9 on Inc. Magazine’s 500 fastest growing companies. Ron is a former Ernst & Young Entrepreneur of the Year National Finalist and a Sports & Fitness Industry Association “Top 25 Leaders in Sporting Goods”. He holds a BS in Industrial and Systems Engineering from Virginia Tech and an MBA from The Wharton School.

Matt Paulson, Co-founder, Director

Matt co-founded the company with Ron in 2012 and is responsible for sales and business development. Earlier in his career, he also cofounded Xtreme Sponge, a cleaning supply company. Prior to HYLETE, Matt worked as the Director of Sales and Marketing for Jaco Clothing. He holds a BS from the Marriott School of Management, Brigham Young University, and an MBA from San Diego State University.

James Caccavo, Director

Jim has served as Managing Partner for Steelpoint Capital Partners, a San Diego based private equity firm, since 2003. He currently serves on the Board of Directors at SKLZ (2013-present), Greatcall (2007-present) and HookIt (2008-present).

Kevin Park, Director

Kevin has served as CFO/COO of Perverse Sunglasses since 2015, CEO for SimplePitch Ventures since 2011, and Advisor at TBG Equity since 2012.

Darren Yager, Director

Darren is COO of Express Locations, LLC, a premium retailer for T-Mobile USA that he co-founded in 2005. Prior to Express Locations, Darren was Executive Director of Sales for Western Wireless.

Courtney Reum, Board Advisor

Courtney was the co-founder and CEO of VeeV Spirits from 2007-2016, and co-founded M13 Partners, a diversified holding and branding development company, in 2016. He currently serves on the Board of Directors at KeVita (2010-present) and Force of Nature by Laird Hamilton (2014-present).

Election of Board of Directors: The company’s Third Amended and Restated Articles of Incorporation (the “Restated Article”) establish a Board of Directors of five members.

•	The holders of the Series A Preferred Stock, voting as a separate series and separate class, are entitled to elect one member, and remove that Series A Preferred Director and fill any vacancy caused by the resignation, death or removal of the Series A Preferred Director. James Caccavo is the Series A Preferred Director.
•	The holders of Preferred Stock, voting as a separate class, are entitled to elect one member, and remove that Preferred Director and fill any vacancy caused by the resignation, death or removal of the Preferred Director. Kevin Park is the Preferred Director.
•	The holders of Class A Common Stock, voting as a separate class, are entitled to elect one member, and remove that Common Director and fill any vacancy caused by the resignation, death or removal of the Common Director. Matt Paulson is the Common Director.
•	The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect one member of the Board of Directors, who is the Chief Executive Officer of the company. Removal of the CEO Director and any vacancy of the CEO Director position can only be made by the unanimous approval of the Series A Preferred Director, the Preferred Director and the Common Director, unless otherwise prohibited by law. Ron Wilson is the CEO Director.
•	The holders of the Preferred Stock and Class A Common Stock, voting together as a single class, are entitled to elect one member of the Board of Directors, who is not an officer or employee of the company. Removal of that Independent Director and any vacancy of the Independent Director position can only made by the majority approval of the Series A Preferred Director, the Preferred Director, the Common Director and the CEO Director, unless otherwise prohibited by law. Darren Yager is the Independent Director.

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The following information updates and replaces in its entirety the information in the section titled “Risk Factors -- The application to register our original logo as a trademark has been subject to legal proceedings” on page 6 of the Offering Circular:

The application to register our original icon logo as a trademark has been subject to legal proceedings. The Trademark Trial and Appeal Board ("TTAB") has determined that our original icon logo could potentially cause confusion in the marketplace with another mark, and as a result has determined that the U.S. Patent and Trademark Office ("USPTO") should reject registration of our logo.  We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. We are in the process of preparing new briefs in the matter. The opposing party filed a civil action against the company in the U.S. District Court for the District of Connecticut, alleging, among other matters, federal trademark infringement and unfair competition under state law. The company has filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. These legal proceedings could be time-consuming and expensive to defend and the time we spend addressing these issues will take away from the time we can spend executing our business strategy. As a result, even if we win any challenges, the company and your investment may be significantly and adversely affected by the process. We carry insurance to cover certain litigation costs; however, we cannot assure you that it will cover any or all of our litigation costs.

The following information updates and replaces in its entirety the information in the section titled “The Company’s Business – Litigation” on page 17 of the Offering Circular:

Litigation

We may from time to time become subject to litigation. In response to a motion in opposition to our request to register our original icon logo, the TTAB determined that our original icon logo could potentially cause confusion in the marketplace with another mark, and as a result determined that the USPTO should reject registration of our original logo. We filed an appeal to the TTAB decision with the Federal Circuit Court of Appeals, which granted our motion. We are in the process of preparing a brief in support of our appeal. The opposing party has filed a civil action against the company in the U.S. District Court for the District of Connecticut, alleging, among other matters, federal trademark infringement and unfair competition under state law. The company has filed a motion to dismiss the action on the grounds that the statute of limitations has lapsed, or, in the alternative, to move the action to federal district court in California. These legal proceedings could be time-consuming and expensive to defend. We carry insurance to cover certain litigation costs; however, we cannot assure you that it will cover any or all of our litigation costs.

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